Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

25th January 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Paul Andrew Boulton
Company Secretary

Enclosure

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:04 24-Jan-07
Number	0992Q

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

The Morgan Crucible Company plc announces that on 24 January 2007 it purchased for cancellation from JPMorgan Cazenove Limited 100,000 ordinary shares at an average price of 274.125 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 290,400,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 290,400,142.

The above figure 290,400,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	16:24 24-Jan-07
Number	0937Q

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

The Company was informed on 23rd January 2007 that the Trustees of The Morgan General Employee Benefit Trust ("the Trust") had transferred 81,373 Ordinary shares out of the Trust in satisfaction of the exercise of share options previously granted by the Company under its Sharesave Scheme 2004.

Following this transfer of shares out of the Trust, the Trust holds a total of 10,100,784 Ordinary shares representing 3.47% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors, Mark Robertshaw, Kevin Dangerfield and Mark Lejman. Under the provisions of Schedule 13 of the Companies Act 1985 these directors are deemed to be beneficially interested in all of such shares held by the Trust.

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:00 23-Jan-07
Number	0245Q

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

The Morgan Crucible Company plc announces that on 23 January 2007 it purchased for cancellation from JPMorgan Cazenove Limited 200,000 ordinary shares at an average price of 271.375 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 290,500,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 290,500,142.

The above figure 290,500,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	16:51 22-Jan-07
Number	9483P

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 22 January 2007 it purchased for cancellation from JPMorgan Cazenove Limited 200,000 ordinary shares at an average price of 273.5313 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 290,700,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 290,700,142.

The above figure 290,700,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	16:32 19-Jan-07
Number	8640P

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 19 January 2007 it purchased for cancellation from JPMorgan Cazenove Limited 150,000 ordinary shares at an average price of 272.4867 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 290,900,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 290,900,142.

The above figure 290,900,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	16:44 18-Jan-07
Number	7802P

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 18 January 2007 it purchased for cancellation from JPMorgan Cazenove Limited 150,000 ordinary shares at an average price of 268.905 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 291,050,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 291,050,142.

The above figure 291,050,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:00 17-Jan-07
Number	7062P

ISSUER	**FILE NO.**
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 17 January 2007 it purchased for cancellation from JPMorgan Cazenove Limited 150,000 ordinary shares at an average price of 266.0833 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 291,200,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 291,200,142.

The above figure 291,200,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	16:27 16-Jan-07
Number	6217P

ISSUER
The Morgan Crucible Company plc

FILE NO.
82-3387

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company:
The Morgan Crucible Company plc

2) Name of shareholder having a major interest:
Schroder Investment Management Limited on behalf of Schroder & Co Limited, Schroder Unit Trusts Limited and Schroders plc

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18: non- beneficial

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

Chase Nominees Ltd 11,461,161 shares; Bank of New York 449,697 shares; Banque Internationale a Luxembourg 204,419 shares; CitiBank 975,874 shares; Investors Tst & Custodial Services 185,699 shares; JP Morgan Bank Luxembourg SA 346,300 shares; Mellon Nominees (UK) Limited 1,995,564 shares; Mellon Trust 875,431 shares; Nortrust Nominees Limited 5,368,149 shares; State Street Bank and Trust Co 321,590 shares; State Street Nominees Limited 9,867,102 shares; Brown Brothers Harriman 1,506 shares.

5) Number of shares/amount of stock acquired:
Not known

6) Percentage of issued class:
Not known

7) Number of shares/amount of stock disposed:
Not known

8) Percentage of issued class:
Not known

9) Class of Security:
Ordinary shares of 25p

10) Date of Transaction:
Not known

11) Date company informed:
Faxed letter dated 16/1/07 received 16/1/07.

12) Total holding following this notification:
32,052,492 shares

13) Total percentage holding of issued class following this notification:
11.001%

14) Any additional information
N/A

15) Name of contact and telephone number for queries:
Mr P.A. Boulton tel 01753 837000

16) Name and signature of authorised company official responsible for making this notification:
Mr P.A. Boulton

17) Date of notification:
16th January 2007

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